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                           August 23, 2023

       John Hanson
       Chief Financial Officer
       Turtle Beach Corp
       44 South Broadway
       4th Floor
       White Plains, NY 10601

                                                        Re: Turtle Beach Corp
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Filed March 29,
2023
                                                            Form 8-K Filed
August 7, 2023
                                                            File No. 001-35465

       Dear John Hanson:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2022

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations
       Key Performance Indicators and Non-GAAP Measures, page 27

   1. We note that you present and discuss your non-GAAP measures, including Adjusted
                                                        EBITDA, prior to
discussing your GAAP results of operations. Your presentation appears to give greater
prominence to the non-GAAP measures and does not comply with Item
                                                        10(e)(1)(i)(A) of
Regulation S-K and Question 102.10 of the Division's Compliance
                                                        & Disclosure
Interpretations on Non-GAAP Financial Measures. Please revise your presentations and
discussions in future filings to comply. This comment also applies to your Forms 10-Q for the
quarterly periods ended March 31, 2023 and June 30, 2023,
                                                        respectively.
 John Hanson
FirstName  LastNameJohn  Hanson
Turtle Beach  Corp
Comapany
August  23, NameTurtle
            2023       Beach Corp
August
Page 2 23, 2023 Page 2
FirstName LastName
2. In future filings, please revise your presentation to clearly describe each of the adjustments you make when calculating your non-GAAP measures. Clearly describe the specific nature of the costs included in the adjustment and explain management's reasons for excluding these costs from the non-GAAP measure. Refer to Item 10(e)(1)(i) of
         Regulation S-K.
3. In this regard, we note that your presentation of Adjusted EBITDA includes adjustments for "Inventory and component related reserves" and "Proxy contest and other."
         Additionally, we note that your Adjusted EBITDA reconciliation in your Form 10-Q for the six months ended June 30, 2023 includes an adjustment for "CEO transition related costs." Please describe to us, in greater detail, the specific nature of each of these adjustments reflected in your Adjusted EBITDA measures presented in fiscal years 2023,
         2022 and 2021. Identify and describe the amounts included in "other." Tell us how you determined that these adjustments are appropriate based on the guidance in Question
         100.01 of the Division   s Compliance & Disclosure Interpretations on
Non-GAAP
         Financial Measures.
Form 8-K Filed August 7, 2023

Exhibit 99.1

4. In the header to your earnings release you present the percentage change in Adjusted
         EBITDA in the first bullet without disclosing the percentage change in the most directly comparable GAAP measure. Your presentation appears to give greater prominence to the non-GAAP measure and does not comply with Item 10(e)(1)(i)(A) of Regulation S-K and
         Question 102.10 of the Division's Compliance & Disclosure Interpretations on Non-
         GAAP Financial Measures which requires you to present the most directly comparable
         GAAP measure with equal or greater prominence. Please revise your future presentations to comply.
5.       Refer to Table 4. We note from your reconciliation of Adjusted
Earnings that
         each adjustment is presented net of tax. In future filings, please revise to present all adjustments gross of tax with the related income tax effect shown as a separate adjustment and clearly explained, as required by Question 102.11 of the Division s Compliance and
         Disclosure Interpretations on Non-GAAP Financial Measures.
6. In a related matter, please clearly describe to us in detail the adjustments labelled "valuation allowance" reflected in your Adjusted Earnings and Non-GAAP
         Earnings (Loss) measures presented for the reported periods in fiscal years 2023 and 2022. Clarify whether the adjustments relate to a tax valuation allowance. Explain to us your reasons for excluding these valuation allowances from the Adjusted Earnings and
         Non-GAAP Earnings (Loss) measures and why management believes the adjustments are appropriate.
7. We note that you present Adjusted EBITDA as a non-GAAP performance measure.
         However, the reconciliation included in Table 5 does not reconcile Adjusted EBITDA to
 John Hanson
Turtle Beach Corp
August 23, 2023
Page 3
         the most directly comparable GAAP measure, net income (loss), as required by Item
         10(e)(1)(i)(B) of Regulation S-K. Please revise your presentations in future filings to comply. Further, in future filings, please revise the format of the non-GAAP reconciliation provided in Table 5 to eliminate the non-GAAP income statement currently presented. Refer to the guidance in Question 102.10 of the Division's Compliance
         & Disclosure Interpretations on Non-GAAP Financial Measures.
8. Please revise the Non-GAAP Financial Measures discussion to clearly describe each of the adjustments made in calculating your non-GAAP measures. Clearly describe the specific nature of the costs included in the adjustment and explain management's reasons for excluding these costs from the non-GAAP measure. For example, separately describe to investors the specific nature of the costs you exclude from your Adjusted Earnings and
         Adjusted EBITDA relating to (i) certain non-recurring business costs,
(ii) acquisition
         integration costs, (iii) CEO separation related costs, and (iv) certain valuation allowances.


9. In this regard, we note the adjustments reflected in Table 4 and Table 5 in your earnings releases for fiscal years 2023 and 2022 relating to (i) CEO separation related costs,
         (ii) CEO transition related costs, (iii) Inventory and component related reserves, (iv)
         Certain business acquisition costs and (v) Non-recurring business costs. Table 5 also reflects an "Other" adjustments category. Please describe to us the specific nature of the costs reflected in each of these adjustments and explain to us how you determined that these adjustments are appropriate based on the guidance in Question
100.01 of the
         Division's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Mindy Hooker at (202) 551-3732 or Martin James at (202)
551-
3671 with any questions.



FirstName LastNameJohn Hanson                                   Sincerely,
Comapany NameTurtle Beach Corp
                                                                Division of
Corporation Finance
August 23, 2023 Page 3                                          Office of
Manufacturing
FirstName LastName